UHY LLP
Certified Public Accountants

1185 Avenue of the Americas, 38th Floor
New York, NY 10036
Phone 212-381-4700
Fax 212-381-4811
Web www.uhy-us.com

January 4, 2024

Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549-7561

Re: Chijet Motor Company, Inc.
Commission File Number: 001-41712

Commissioners:

We have read the statements made by Chijet Motor Company, Inc. under Form 6-K dated January 4, 2024, in which we were informed of our dismissal on December 29, 2023. We agree with the statements concerning our Firm in such Form 6-K. We are not in a position to agree or disagree with other statements of Chijet Motor Company, Inc. contained therein.

We hereby consent to the filing of this letter as an exhibit to the foregoing report on Form 6-K.

Sincerely,

/s / UHY LLP

UHY LLP